Filed pursuant to Rule 424(b)(3)
File No. 333-252742

AFA MULTI-MANAGER CREDIT FUND

Supplement dated June 29, 2022, to the

Prospectus dated May 25, 2021, as supplemented (the “Prospectus”)

This Supplement contains information beyond that contained in the Prospectus for the AFA Multi-Manager Credit Fund (the “Fund”) and should be read in conjunction with the Prospectus. Capitalized terms used in this Supplement and not otherwise defined shall have the meanings given to them in the Prospectus.

Effective July 1, 2022, the table and accompanying footnotes in the section “FUND FEES AND EXPENSES” beginning on page 12 of the Prospectus are deleted in their entirety and replaced with the following:

TRANSACTION EXPENSES:	Institutional Class Shares	Investor Class Shares
Maximum sales load on purchases (1)	None	None

ANNUAL EXPENSES (as a percentage of Net Assets attributable to shares)(2)
Management Fee(3)	1.10%	1.10%
Fees and Interest Payments on Borrowed Funds(5)	0.25%	0.25%
Distribution and Servicing Fee(4)	None	0.25%
Other Expenses(5)	0.37%	0.37%
Acquired Fund Fees and Expenses(6)	1.94%	1.94%
Total Annual Expenses	3.66%	3.91%
Less: Fee Waiver and Expense Reimbursements	-0.02%	-0.02%
Net Annual Expenses(7)	3.64%	3.89%

(1)	Neither Institutional Class Shares nor Investor Class Shares are currently subject to a sales charge.
(2)	This table summarizes the expenses of the Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund.
(3)	The Fund pays a Management Fee at an annualized rate of 1.10% of the first $500 million of the Fund’s average daily net assets; plus 1.05% of the next $500 million of the Fund’s average daily net assets; plus 1.00% of the Fund’s average daily net assets over $1 billion, payable monthly in arrears, accrued daily based upon the Fund’s average daily net assets.
(4)	The Fund’s Investor Class Shares may pay a Distribution and Servicing Fee of up to 0.25% on an annualized basis of the aggregate net assets of the Fund attributable to Investor Class Shares to the Fund’s Distributor or other qualified recipients. See “DISTRIBUTION AND SERVICE PLAN.”
(5)	Represents estimated amounts for the current fiscal year.

(6)	In addition to the Fund’s direct expenses, the Fund indirectly bears a pro-rata share of the expenses of the Underlying Funds. The fees and expenses indicated are based on the prior fiscal year. In the future, these fees and expenses may be substantially higher or lower than reflected, because certain fees are based on the performance of the Underlying Managers (Underlying Funds), which fluctuate over time. In addition, the Fund’s portfolio changes from time to time, which will result in different Acquired Fund Fees and Expenses.
(7)	The Investment Manager has entered into an Expense Limitation and Reimbursement Agreement with the Fund, whereby the Investment Manager has agreed to reimburse expenses of the Fund so that certain of the Fund’s expenses (“Specified Expenses”) will not exceed 0.35% on an annualized basis for Investor Class Shares and Institutional Class Shares (the “Expense Limit”). Specified Expenses for this purpose include all Fund expenses other than the management fee, fees and interest on borrowed funds, distribution and servicing fees, and acquired fund fees and expenses, and exclude any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses. The Expense Limit will be in effect through June 30, 2023 and may not be increased or terminated before such time by the Fund or the Investment Manager. For a period not to exceed three years from the date on which a Reimbursement is made, the Investment Manager may recoup amounts waived or assumed, provided such recoupment will not cause the Fund’s expenses to exceed the lesser of the expense limit in effect at the time of the waiver or the expense limit in effect at the time of recapture.

The descriptions of the “Expense Limitation and Reimbursement Agreement” beginning with the last paragraph of page 8 and the last paragraph of page 48 are deleted in their entirety and replaced with the following:

The Investment Manager has entered into an Expense Limitation and Reimbursement Agreement with the Fund, whereby the Investment Manager has agreed to reimburse expenses of the Fund so that certain of the Fund’s expenses (“Specified Expenses”) will not exceed 0.35% on an annualized basis (the “Expense Limit”). Specified Expenses for this purpose include all Fund expenses other than the management fee, fees and interests on borrowed funds, distribution and servicing fees, and acquired fund fees and expenses, and exclude any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses. The Expense Limit will be in effect through June 30, 2023 and may not be increased or terminated before such time by the Fund or the Investment Manager. For a period not to exceed three years from the date on which a Reimbursement is made, the Investment Manager may recoup amounts waived or assumed, provided such recoupment will not cause the Fund’s expenses to exceed the lesser of the expense limit in effect at the time of the waiver or the expense limit in effect at the time of recapture.

Please retain this Supplement for future reference.